SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F          X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                          No           X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                          No           X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                          No          X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated November 27, 2007, entitled “Spreadtrum Communications Reiterates 4Q07 Outlook Ahead of Investor Conferences.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: November 28, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated November 27, 2007, entitled “Spreadtrum Communications Reiterates 4Q07 Outlook Ahead of Investor Conferences.”

Exhibit 99.1

Spreadtrum Communications Reiterates 4Q07 Outlook

Ahead of Investor Conferences.

Shanghai, China, November 27, 2007 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced that it is scheduled to present at several investor conferences over the next few weeks, including:

November 28-29, 2007: Susquehanna Financial Group Beijing Management Summit, Beijing, PRC.

December 5-7, 2007: Lehman Brothers Global Technology Conference, San Francisco, California.

January 8-11, 2008: Needham & Company Growth Stock Conference, New York, New York.

In these investor conferences, Spreadtrum expects to convey the following message: Despite recent market concerns regarding component shortages and possible inventory build-up at its competitors, Spreadtrum still expects revenue in the fourth quarter of 2007 to be approximately US$46 million to US$47 million, which represents a sequential increase of 19% to 22% from US$38.6 million in the third quarter of 2007. Spreadtrum also estimates that its operating margin will likely increase from the 11.7% level in 3Q07 to over 13% in 4Q07. As a reminder, Spreadtrum finished the third quarter with its average accounts receivable days decreasing from 25 days to 11 days, while inventory days decreased last quarter from 77 days to 65 days, which is below Spreadtrum’s targeted range. Spreadtrum’s recently announced acquisition of Quorum Systems is still expected to close by the end of this year.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding trends in the semiconductor industry in China and Spreadtrum’s future results of operations, financial condition, and business prospects. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; uncertainty regarding whether and when the Quorum Systems transaction would receive the necessary regulatory approvals; the state of and any change in Spreadtrum’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com